

Mail Stop 3720

September 29, 2017

David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia
Canada V6V3A4

> **Re:** **Sierra Wireless Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Response Dated September 22, 2017**
> **File No. 000-30718**

Dear Mr. McLennan:

We have reviewed your response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Exhibit 1.2
Notes to the Consolidated Financial Statements
20. Long-Term Obligation, page 40

> We note your response to our comment and the fact that the new royalty calculation was based on the value of the smallest saleable unit ("SSU"). Please clarify how the change to the SSU principle reduced your potential royalty obligations. For example, describe how the use of this principle changed the methodology, assumptions and factors used in estimating the obligations. Also describe how the impact of the expiry of a significant legacy IP license at the end of 2016, referred to in your response, affected the royalty calculation.

David G. McLennan
Sierra Wireless Inc.
September 29, 2017
Page 2

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Brach Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications